Prospectus Supplement No. 7 to Prospectus dated February 15, 2005	Filed pursuant to Rule 424(b)(3) File No. 333-122418

CEPHALON, INC.

$112,156,000 Zero Coupon Convertible Subordinated Notes Due June 15, 2033

First Putable June 15, 2008

 $164,080,000 Zero Coupon Convertible Subordinated Notes due June 15, 2033

First Putable June 15, 2010

Common Stock

This document supplements information contained in that certain prospectus of Cephalon, Inc., dated February 15, 2005, as amended and supplemented from time to time, relating to the potential resale from time to time of $112,156,000 zero coupon convertible subordinated notes due June 15, 2033, first putable June 15, 2008 (the “2008 notes”), $164,080,000 zero coupon convertible subordinated notes due June 15, 2033, first putable June 15, 2010 (the “2010 notes”, and together with the 2008 notes, the “notes”), and the shares of common stock issuable upon conversion of the notes, and the potential resale from time to time of these securities by the selling securityholders identified in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The following table supplements, or amends, as noted, the information contained in the table set forth in the prospectus under the caption “Selling Securityholders.” This table sets forth the beneficial ownership by the selling securityholders of (i) the 2008 notes and 2010 notes, respectively, and (ii) shares of our common stock, including common stock issuable upon conversion of the notes, and the maximum principal amount of the notes and number of shares of common stock that may be offered by the selling securityholders under the prospectus. The percentages of all shares of common stock beneficially owned before and after the resale of the notes and the common stock issuable upon conversion of the notes are based on 58,058,099 shares of common stock outstanding as of June 22, 2005. The Securities and Exchange Commission has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that the stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant, or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Shares of common stock may also be sold by donees, pledgees or other transferees or successors in interest of the selling securityholders. The following table is based upon information furnished to us by the selling securityholders.

	Number of Shares of	Principal	Principal	Principal	Maximum Number of	Beneficial Ownership After Resale of Notes or Common Stock
	Common	Amount of	Amount of	Amount of	Shares of			Number of
	Stock	2008 Notes	2010 Notes	Notes Being	Common	Principal		Shares of
	Beneficially	Beneficially	Beneficially	Offered	Stock That	Amount of		Common
Name of Selling Securityholder	Owned(1)	Owned	Owned	Hereby	May Be Sold(2)	Notes (3)	Percent	Stock (3)	Percent

The following information supplements the information set forth in the prospectus originally filed or as previously amended or supplemented:

Fidelity Puritan Trust: Fidelity Balanced Fund (4)	—	—	$5,000,000	$5,000,000	88,495	—	—	—	—

*  Less than 1%.

(1)   Assumes no conversion of the notes offered hereby, which conversion may occur upon the satisfaction of several conditions described in the section of the prospectus entitled “Description of the Notes—Conversion of the Notes”.

(2)   Represents the maximum number of shares of common stock issuable upon conversion of the notes based upon a conversion factor of .0168067 multiplied by the principal amount of the 2008 notes being offered hereby, and a conversion factor of .0176991 multiplied by the principal amount of the 2010 notes being offered hereby. The actual number of shares of common stock issuable upon conversion of the notes will vary depending on the market price of the shares of common stock.  See “Description of the Notes – Payment Upon Conversion.”  In addition, the conversion factors are subject to adjustments as described in “Description of the Notes – Conversion of Notes – Conversion Price Adjustments.”

(3)   Assumes that either all of the principal amount of notes offered hereby or all of the shares of common stock issued upon conversion of such notes are sold by the selling securityholder.

(4)  The selling securityholder has advised Cephalon, Inc. as follows:

Fidelity Puritan Trust: Fidelity Balanced Fund is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended.  FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 5,089,179 shares of common stock of Cephalon, Inc. as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees.

The Fund is an affiliate of a broker-dealer.  The Fund purchased the notes in the ordinary course of business and, at the time of the purchase of the notes to be resold, the Fund did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or conversion shares.

The holdings are as of June 23, 2005.

The Fund does not have, and within the past three years has not had, any position, office or other material relationship with Cephalon, Inc. or any of its predecessors or affiliates.

Because the Fund may offer all or some portion of the above referenced notes pursuant to this prospectus supplement or otherwise, no estimate can be given as to the amount or percentage of such notes that will be held by the Fund upon termination of any such sale.  The Fund may sell all, part or none of the notes listed above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 23, 2005.